Evan M. D’Amico

Direct: +1 202.887.3613
Fax: +1 202.530.4255
EDAmico@gibsondunn.com

December 15, 2021

VIA EDGAR

Anuja Majmudar

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:	DocGo Inc.
Registration	Statement on Form S-1
Filed	November 24, 2021
File	No. 333-261363

Dear Ms. Majmudar:

On behalf of DocGo Inc. (the “Company”), please find the Company’s response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 6, 2021 (the “Comment Letter”) with regard to the Registration Statement on Form S-1 (File No. 333-261363) filed by the Company on November 24, 2021 (“Registration Statement”). Set forth below in italics is the comment contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below the Staff’s comment is the Company’s response to that comment.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 1”). A copy of this letter is being transmitted via overnight courier with two copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement.

Registration Statement on Form S-1 filed November 24, 2021

General

1.	It appears that you are seeking to register the issuance of shares of common stock underlying 2,533,333 warrants issued to investors in a private placement in connection with the closing of the initial public offering of Motion Acquisition Corp. Please provide your analysis as to why you believe you are eligible to register the issuance of the underlying common shares to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise your registration fee table and prospectus to indicate that the registration statement does not cover the offer and sale of these underlying securities. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 239.15..

Response: We respectfully acknowledge the Staff’s comment and, as noted in the referenced guidance, that a private offering cannot be converted into a registered public offering. More specifically, the offer and sale of a warrant that is exercisable within one year of issuance is deemed to be an offering of both the warrant and the underlying security; therefore, to register the issuance of the underlying security, both the warrant and the underlying security must be registered at the time of the offer and sale of the warrant itself. However, the referenced guidance further provides that if the warrant is not exercisable within one year, the underlying security need not be registered at the time of the offering and sale of the warrant, provided that the issuance of the underlying security is registered no later than the date the warrant becomes exercisable.

Anuja Majmudar

December 15, 2021

We respectfully note that the 2,533,333 warrants issued in October 2020 to investors in a private placement in connection with the closing of the initial public offering (the “IPO”) of Motion Acquisition Corp. (the “Private Warrants”) that are the subject of the Staff’s comment were not exercisable within one year of their issuance. Section 3.2 of the warrant agreement pursuant to which the Private Warrants were issued, which is filed as exhibit 4.2 to the Registration Statement (the “Warrant Agreement”), specifically provides that the Private Warrants first become exercisable on the later of (i) 30 days after the consummation of a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities and (ii) 12 months from the date of the closing of the IPO. Clause (ii) therefore ensured that, at the time of issuance, the Private Warrants could not be exercisable within one year. Additionally, the Merger (as defined in the Registration Statement) closed in November 2021, more than one year after the issuance of the Private Warrants. Section 3.2 of the Warrant Agreement also provides that the Company has no obligation to deliver the underlying shares of common stock upon exercise of a Private Warrant until the Registration Statement is effective. As a result, we believe that there was no offering of the shares of common stock underlying the Private Warrants at the time of the issuance of the Private Warrants and that we may therefore register the issuance of the shares of common stock underlying the Private Warrants on the Registration Statement.

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If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/Evan M. D’Amico
Evan M. D’Amico